FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice of the 90th Ordinary General Meeting of Shareholders

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 3, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

The following represents a translation, for convenience purposes only, of pertinent parts of the Notice of the 90th Ordinary General Meeting of Shareholders of Mitsui & Co., Ltd. issued in the Japanese language.

MITSUI & CO., LTD.

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo

June 1, 2009

To the shareholders of Mitsui & Co., Ltd.:

Notice of the 90th Ordinary

General Meeting of Shareholders

You are cordially invited to attend the 90th Ordinary General Meeting of Shareholders (the “Meeting”) of Mitsui & Co., Ltd. (the “Company”) to be held as set forth below.

Attendees are kindly requested to present their completed voting cards (enclosed) at the Meeting reception on the day.

If you are unable to attend the Meeting, you may vote in writing or electronically (via the Internet or otherwise). In this case, after reviewing the content in the following section entitled “Reference Materials for the Exercise of Voting Rights,” please exercise your voting rights by 5:30pm (Japan time) on Monday June 22, 2009.

To vote in writing, please indicate your approval/dissent to the proposed resolutions on the enclosed voting card and mail the card back to arrive no later than 5:30pm (Japan time) on Monday, June 22, 2009. To vote via the Internet, please access the Internet voting website (http://www.web54.net), enter the code number and password shown on the voting card enclosed herein and cast your vote for or against each of the proposed resolutions before 5:30pm (Japan time) on Monday, June 22, 2009.

Very truly yours,

Masami Iijima
President and Chief Executive Officer
Mitsui & Co., Ltd.

1. Date and Time: June 23, 2009 (Tuesday) at 10:00 am (doors open from 9:00 am)

2. Place: 1-2, Kioi-cho, Chiyoda-ku, Tokyo

                Grand Prince Hotel Akasaka, Goshiki (Reception: Goshiki 2F)

3. Agenda:

MATTERS TO BE REPORTED:

1.	Reports on the Business Report, Consolidated Financial Statements for the 90th Fiscal Year (from April 1, 2008 to March 31, 2009) and on the Results of the Audit thereof by the Auditors of Accounts and the Board of Corporate Auditors.

2.	Reports on the Financial Statements for the 90th Fiscal Year (from April 1, 2008 to March 31, 2009).

PROPOSED RESOLUTIONS:

Item 1: Partial Amendments to the Articles of Incorporation

Item 2: Election of Twelve Directors

Item 3: Election of One Corporate Auditor

4. Notes on the Tabulation of Votes:

1.	Where there is no indication of approval or dissent of the respective resolutions proposed for the meeting on the voting cards submitted, the resolutions in question will be deemed approved.

2.	Duplication of Votes:

a.	Where votes have been cast several times electronically, the vote cast last will be taken as the validly exercised vote.

b.	Where votes have been cast both electronically, and by voting card, the vote which arrives at the Company latest (in time) will be taken as the validly exercised vote. Further, in the event that duplicated votes arrive to the Company on the same day, votes cast electronically on the internet, etc, will be taken as the validly exercised votes.

Where there are revisions to the Reference Materials for the Exercise of Voting Rights, the Business Report, Financial Statements or Consolidated Financial Statements, these revisions will be posted on the Company’s internet website (http://www.mitsui.co.jp).

Reference Materials for the Exercise of Voting Rights

Proposed Resolutions and Related Information:

Item 1:	Partial Amendments to the Articles of Incorporation:

It is proposed that a portion of the Articles of Incorporation be revised as per the “Proposed Amendments” column of the table stated on pages 4 to 5:

1. Reasons for Amendments

In order to extend our business opportunities in the future, we propose to amend Article 2 (Object of the Company) of the current Articles of Incorporation.

The promulgation of “The Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trade of Stocks and Other Securities” (Law No. 88 of 2004) (the “Book-Entry Law”) makes it expedient to amend parts of the Articles of Incorporation. The reasons for the amendments are as follows:

1)	Pursuant to Article 6 of the Book-Entry Law and its supplement, it is deemed that there has been a resolution of the shareholders deleting provision of issuance of share certificates in the articles of incorporation as of the effective date of the Electronic Share Certificate System (January 5, 2009). We therefore propose to delete Article 7 (Issue of Share Certificates) and other references to share certificates.

2)	Pursuant to Article 2 of the Book-Entry Law and its supplement, “The Law Concerning Central Securities Depository and Book-Entry Transfer of Stock Certificates and Other securities” (Law No. 30 of 1984) was repealed. We therefore propose to delete the references to “beneficial owners of shares” and “register of beneficial owners of shares”.

3)	Pursuant to Article 221 of the “Companies Act” (Law No. 86 of 2005), a company is required to prepare a register of lost share certificates for 1 year from the day after the effective date of the Book-Entry Law. We hereby propose to delete the provision related to register of lost share certificates in the Articles of Incorporation, move such provision to the supplement thereto and provide its effective period.

4)	We also propose to renumber the provisions as necessary.

2. Details of Amendments (revised portions are underlined)

Current Articles of Incorporation	Proposed Amendments

CHAPTER I

(GENERAL PROVISIONS)

(OBJECT OF THE COMPANY)

Article 2. The object of the Company shall be to engage in the following business:

A.

∫                                         <Omitted>

H.

I. Intermediary business for non-life insurance, insurance under the Automobile Liability Law, life insurance sales and overseas non-life reinsurance business.

J.

∫                                         <Omitted>

Z.

CHAPTER II

SHARES

(ISSUE OF SHARE CERTIFICATES)

Article 7. The Company shall issue share certificates in respect of its shares.

        The kind of share certificates issued by the Company shall be governed by the Share Handling Regulations established by the Board of Directors.

CHAPTER I

(GENERAL PROVISIONS)

(OBJECT OF THE COMPANY)

Article 2. The object of the Company shall be to engage in the following business:

A.

∫                                             <Unchanged>

H.

I. Business related to non-life insurance, insurance under the Automobile Liability Law, life insurance and overseas non-life reinsurance business.

J.

∫                                             <Unchanged>

Z.

CHAPTER II

SHARES

<Deleted>

(ACQUISITION OF COMPANY SHARES BY RESOLUTION OF THE BOARD OF DIRECTORS) Article 8. <Omitted> (SHARE UNITS AND NON-ISSUANCE OF SHARE CERTIFICATES FOR SHARES CONSTITUTING LESS THAN ONE UNIT )	(ACQUISITION OF COMPANY SHARES BY RESOLUTION OF THE BOARD OF DIRECTORS) Article 7. <Unchanged> (NUMBER OF SHARES CONSTITUTING ONE UNIT )
Article 9. The number of shares constituting one unit shall be 100 shares.	Article 8. The number of shares constituting one unit shall be 100 shares.

Notwithstanding the provisions of Article 7, the Company shall not issue any share certificates in respect of shares constituting less than one unit. However, this shall not apply to matters otherwise provided for in the Share Handling Regulations.

<Deleted>

(PURCHASE OF SHARES TO MAKE ONE UNIT)

Article 10. Shareholders (including the beneficial owners of shares; hereinafter the same) who hold shares constituting less than one unit of the Company’s shares may, as provided for by the Share Handling Regulations, request the Company to sell to them a number of shares which, in combination with the number of shares already held by them, will constitute one full unit of shares.

(MANAGER OF THE REGISTER OF SHAREHOLDERS)

Article 11. The Company shall have a manager of its register of shareholders.

The manager of the register of shareholders and that manager’s place of business shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.

The preparation and retention of the register of shareholders (including the register of beneficial owners of shares; hereinafter the same), the ledger of share purchase options and the register of lost share certificates of the Company, and other operations relating thereto shall be outsourced to the manager of the register of shareholders, and shall not be handled by the Company itself.

(PURCHASE OF SHARES TO MAKE ONE UNIT)

Article 9. Shareholders who hold shares constituting less than one unit of the Company’s shares may, as provided for by the Share Handling Regulations, request the Company to sell to them a number of shares which, in combination with the number of shares already held by them, will constitute one full unit of shares.

(MANAGER OF THE REGISTER OF SHAREHOLDERS)

Article 10. The Company shall have a manager of its register of shareholders.

The manager of the register of shareholders and that manager’s place of business shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.

The preparation and retention of the register of shareholders and the ledger of share purchase options of the Company and other operations relating thereto shall be outsourced to the manager of the register of shareholders, and shall not be handled by the Company itself.

Article 12.	Article 11.
∫ <Omitted>	∫ <Unchanged>
Article 37.	Article 36.
[Newly added]	Supplementary Provisions

Article 1. The preparation, retention and other operations related to the register of lost share certificates shall be outsourced to the manager of the register of shareholders and shall not be handled by the Company itself.

Article 2. The preceding Article and this Article will remain in effect until January 5, 2010, and shall be deemed deleted at the end of that day.

Pursuant to the resolution at the meeting of the Board of Directors on February 25, 2009, we changed the number of shares constituting one unit in the Article 9 from 1,000 shares to 100 shares effective on April 1, 2009.

Item 2:	Election of Twelve Directors:

The terms of office for all of the current Directors will expire at the conclusion of the 90th Ordinary General Meeting of Shareholders. Accordingly, the Company proposes to elect twelve Directors.

Please note that the Nomination Committee, an advisory body of the Board of Directors, has reported to the Board of Directors, before the selection of such candidates, that the following candidates satisfy the director nomination standards established by the Nomination Committee. The proposed candidates are as follows:

Candidate Number	Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Concurrent Representative Positions held in Other Organizations	Number of Company’s Shares Held
1.	Shoei Utsuda (Feb. 12, 1943)

-     Joined Mitsui & Co., Ltd. in Apr. 1967.

-     Director and General Manager, Machinery & Information Industries Administrative Division in Jun. 1997.

-     Representative Director, Executive Managing Director and General Manager, Corporate Planning Division in Jun. 2000.

-     Representative Director, Senior Executive Managing Officer, Chief Strategic Officer (Responsible for Administrative Division) and Chief Operating Officer, Business Process Re-Engineering Project in Apr. 2002.

-     Representative Director, President and Chief Executive Officer in Oct. 2002.

-     Director, Chairman of the Board since Apr. 2009.

(Present Occupation)

63,103

2.	Masami Iijima (Sep. 23, 1950)

-     Joined Mitsui & Co., Ltd. in Apr. 1974.

-     General Manager, Ferrous Raw Materials Division, Iron & Steel Raw Materials Group in Jun. 2000.

-     General Manager, Metals Administrative Division in Apr. 2004.

-     General Manager, Metals & Energy Administrative Division in Apr. 2005.

-     Managing Officer, Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit in Apr. 2006.

-     Managing Officer, Chief Operating Officer, Mineral & Metal Resources Business Unit in Apr. 2007.

-     Executive Managing Officer in Apr. 2008.

-     Representative Director, Executive Managing Officer in Jun. 2008.

-     Representative Director, Senior Executive Managing Officer in Oct. 2008.

-     Representative Director, President and Chief Executive Officer since Apr. 2009.

(Present Occupation)

19,000

3.	Ken Abe (Sep. 19, 1947)

-     Joined Mitsui & Co., Ltd. in Apr. 1970.

-     General Manager, Iron Ore Division, Iron & Steel Raw Materials Group in Jun. 1997.

-     General Manager, Metals Administrative Division in Jun. 2000.

-     Managing Officer, General Manager, Metals Administrative Division, Metal Products & Mineral Group in Apr. 2002.

-     Managing Officer and Chief Operating Officer, Iron & Steel Raw Materials Unit, in Apr. 2003.

-     Executive Managing Officer and Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit in Apr. 2004.

-     Senior Executive Managing Officer, Chief Operating Officer, Europe Business Unit in Apr. 2006.

32,000

-     Senior Executive Managing Officer, Chief Operating Officer, Europe, the Middle East and Africa Business Unit in Apr. 2007.

-     Executive Vice President and Director, Mitsui & Co. (U.S.A.), Inc. in Apr. 2008.

-     Representative Director, Executive Vice President and Director, Mitsui & Co. (U.S.A.), Inc. since Jun. 2008.

(Present Occupation)

4.	Yoshiyuki Izawa (Feb. 10, 1948)

-     Joined Mitsui & Co., Ltd. in Apr. 1970.

-     General Manager, Information Processing & Electronic Systems Division in Jun. 1995.

-     President, Mitsui & Co. Deutschland GmbH in Sept. 1997.

-     Director, Chief Operating Officer, Information Business Unit in Jun. 2000.

-     Director, Senior Managing Officer and Chief Operating Officer, Information Business Unit in Apr. 2002.

-     Executive Managing Officer and General Manager, Osaka Office in Apr. 2004.

-     Senior Executive Managing Officer and Director, Mitsui & Co. Europe PLC in Apr. 2007.

-     Representative Director, Senior Executive Managing Officer and Director, Mitsui & Co. Europe Holdings PLC in Jun. 2007.

-     Representative Director, Executive Vice President and Director, Mitsui & Co. Europe Holdings PLC since Apr. 2008.

(Present Occupation)

20,000

5.	Junichi Matsumoto (Sep. 25, 1947)

-     Joined Mitsui & Co., Ltd. in Apr. 1971.

-     General Manager, Osaka Office Corporate Planning Division in Oct. 1999.

-     General Manager, Management Planning Division in Jan. 2002.

-     Managing Officer and General Manager, Corporate Planning Division in Apr. 2002.

-     Managing Officer and Deputy Chief Representative of Mitsui & Co., Ltd. in China in Jan. 2003.

-     Managing Officer and Chief Operating Officer, Transportation Logistics Business Unit in Apr. 2004.

-     Executive Managing Officer and Chief Operating Officer, Transportation Logistics Business Unit in Apr. 2005.

-     Senior Executive Managing Officer, Chief Compliance Officer and Chief Privacy Officer in Apr. 2007.

-     Representative Director, Senior Executive Managing Officer, Chief Compliance Officer and Chief Privacy Officer in Jun. 2007.

-     Representative Director, Executive Vice President, Chief Financial Officer and Chief Compliance Officer since Apr. 2008.

(Present Occupation)

23,000

6.	Norinao Iio (Mar. 2, 1951)

-     Joined Mitsui & Co., Ltd. in Jun. 1973.

-     General Manager, Natural Gas Second Division in Apr. 2001.

-     General Manager, Energy Administrative Division, Energy Group in Mar. 2003.

-     Managing Officer and Chief Operating Officer, Energy Business Unit in Apr. 2005.

-     Managing Officer and Chief Operating Officer, Energy Business Unit II in Apr. 2007.

-     Executive Managing Officer, Chief Operating Officer, Europe, the Middle East and Africa Business Unit and Managing Director, Mitsui & Co. Europe Holdings PLC in Apr. 2008.

-     Senior Executive Managing Officer, Chief Operating Officer, Europe, the Middle East and Africa Business Unit and Managing Director, Mitsui & Co. Europe Holdings PLC in Oct. 2008.

-     Senior Executive Managing Officer and Director, Mitsui & Co. (Asia Pacific) Pte. Ltd. since Apr. 2009.

(Present Occupation)

5,000

7.	Seiichi Tanaka (Jan. 12, 1953)

-      Joined Mitsui & Co., Ltd. in Apr 1977.

-      General Manager, Ship & Marine Project Division, Motor Vehicles, Marine and Aerospace Business Unit, Machinery, Electronics & Information Group in Feb. 2002.

-      General Manager, Machinery & Information Industries Administrative Division in Apr. 2005.

-      Managing Officer and General Manager, Human Resources & General Affairs Division in Apr 2006.

-      Executive Managing Officer, Chief Privacy Officer and Director, Mitsui & Co. (Asia Pacific) Pte. Ltd. in Apr. 2008.

-      Representative Director, Executive Managing Officer, Chief Privacy Officer and Director, Mitsui & Co. (Asia Pacific) Pte. Ltd. in Jun. 2008.

-      Representative Director, Senior Executive Managing Officer, Chief Privacy Officer and Director, Mitsui & Co. (Asia Pacific) Pte. Ltd. in Oct. 2008.

-      Representative Director, Senior Executive Managing Officer, Chief Information Officer and Chief Privacy Officer since Apr. 2009.

(Present Occupation)

7,000

8.	Takao Omae (Dec. 18, 1949)	- Joined Mitsui & Co., Ltd. in Apr 1973. - President, Mitsui Brasileira Importaçaõ e Exportaçaõ S.A. in May. 2000. - Managing Officer and President, Mitsui Brasileira Importaçaõ e Exportaçaõ S.A. in Apr. 2005. - Executive Managing Officer and President, Mitsui Brasileira Importaçaõ e Expportaçaõ S.A. in Apr. 2007. - Executive Managing Officer and Chief Operating Officer, Infrastructure Projects Business Unit in Apr. 2008. - Senior Executive Managing Officer since Apr. 2009. (Present Occupation)	13,030

9.	Akishige Okada (Apr. 9, 1938)

-      Joined The Mitsui Bank, Ltd. in Apr. 1963.

-      Director, The Mitsui Taiyo Kobe Bank, Ltd. in Jun. 1991.

-      Managing Director, The Sakura Bank, Ltd. in Jun. 1995.

-      Senior Managing Director, The Sakura Bank, Ltd. in Jun. 1996.

-      President, The Sakura Bank, Ltd. in Jun. 1997.

-      President and Managing Director, The Sakura Bank, Ltd. in Jun. 1999.

-      Chairman of the Board, Sumitomo Mitsui Banking Corporation in Apr. 2001.

-      Chairman of the Board, Sumitomo Mitsui Financial Group, Inc. in Dec. 2002.

-      Chairman of the Board, Sumitomo Mitsui Banking Corporation in Mar. 2003.

-      Director, Mitsui & Co., Ltd. since Jun. 2003.

(Present Occupation)

-      Advisor, Sumitomo Mitsui Banking Corporation since Jun. 2005.

(Present Occupation)

2,000

10.	Nobuko Matsubara (Jan. 9, 1941)

-      Entered Ministry of Labor in Apr. 1964.

-      Director of International Labor Division, Minister’s Secretariat, the Ministry of Labor in Mar. 1987.

-      Director-General of Women’s Bureau, the Ministry of Labor in Oct. 1991.

-      Vice Minister of the Ministry of Labor in Jul. 1997.

-      President of Japan Association for Employment of Persons with Disabilities in Apr. 1999.

-      Ambassador Extraordinary and Plenipotentiary of Japan to Italy in Sep. 2002.

-      Ambassador Extraordinary and Plenipotentiary of Japan to Albania, to San Marino and to Malta in Nov. 2002.

-      Advisor to Japan Institute of Workers’ Evolution in Jan. 2006.

-      Director, Mitsui & Co., Ltd. since Jun. 2006.

(Present Occupation)

-      Chairman of Japan Institute of Workers’ Evolution since Jul. 2006.

(Present Occupation)

-      Director, Daiwa Securities Group Inc. since Jun. 2008.

(Present Occupation)

1,000

11.	Ikujiro Nonaka (May. 10, 1935)

-     Joined Fuji Electric Co. in Apr. 1958.

-     Professor, Management Faculty, Nanzan University in Apr. 1977.

-     Professor, National Defense Academy of Japan in Jan. 1979.

-     Professor, Institute of Business Research, Hitotsubashi University in Apr. 1982.

-     Professor, Graduate School of Knowledge Science, JAIST in Apr. 1995.

-     Xerox Distinguished Professor in Knowledge, Walter A. Haas School of Business, University of California, Berkeley since May. 1997.

(Present Occupation)

-     Professor, Graduate School of International Corporate Strategy, Hitotsubashi University in Apr. 2000.

-     Director, Fujitsu Limited since Jun. 2004.

(Present Occupation)

-     Professor Emeritus, Hitotsubashi University since Apr. 2006.

(Present Occupation)

-     First Distinguished Drucker Scholar in Residence, Drucker School of Claremont Graduate University since Jan. 2007.

(Present Occupation)

-     Director, Mitsui & Co., Ltd. since Jun. 2007.

(Present Occupation)

-     Director, Seven & i Holdings Co., Ltd. since May. 2008.

(Present Occupation)

7,000

12.	Hiroshi Hirabayashi (May. 5, 1940)

-     Entered the Ministry of Foreign Affairs in Apr. 1963.

-     Director, Management and Coordination Division, Minister’s Secretariat, the Ministry of Foreign Affairs in Jan. 1988.

-     Minister, Japanese Embassy in the U.S.A. in Jan. 1990.

-     Envoy, Japanese Embassy in the U.S.A. in Jan. 1992.

-     Director-General, Economic Cooperation Bureau, the Ministry of Foreign Affairs in Aug. 1993.

-     Chief Cabinet Councilor’s Office on External Affairs, Cabinet Secretariat in Aug. 1995.

-     Secretary-General, Indo-China Refugees Measures Coordination Conference in Oct. 1997.

-     Ambassador Extraordinary and Plenipotentiary to India and Bhutan in Jan. 1998.

-     Ambassador Extraordinary and Plenipotentiary to France and Andorra in Sep. 2002.

-     Ambassador Extraordinary and Plenipotentiary to Djibouti in Jan. 2003.

-     Ambassador in charge of Inspection, the Ministry of Foreign Affairs in Jun. 2006.

-     Councilor, The Japan Forum on International Relations, Inc. since Mar. 2007.

(Present Occupation)

-     Director, Mitsui & Co., Ltd. since Jun. 2007.

(Present Occupation)

-     Director, TOSHIBA CORPORATION since Jun. 2007.

(Present Occupation)

-     President, The Japan-India Association since Jun. 2007.

(Present Occupation)

-     Visiting Professor, Waseda University, Graduate School of Asia-Pacific Studies since Apr. 2008.

(Present Occupation)

2,000

Notes:

1.	Among the above candidates, Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi are candidates for External Directors.

2.	 Mr. Akishige Okada is proposed for appointment as an External Director in the view that he can make good use in the Company’s management of his extensive knowledge and great experience in banking management.

‚ Ms. Nobuko Matsubara is proposed for appointment as an External Director in the view that she can make good use in the Company’s management of her knowledge, experience and other skills cultivated tackling labor issues in the Japanese public service.

ƒ Mr. Ikujiro Nonaka is proposed for appointment as an External Director in the view that he can make good use in the Company’s management of his deep insight into management and supervisory ability, as a specialist in international business strategy.

„ Mr. Hiroshi Hirabayashi is proposed for appointment as an External Director in the view that he can make good use in the Company’s management of his great international experience, knowledge and other skills cultivated as a diplomat.

Ms. Matsubara, Mr. Nonaka and Mr. Hirabayashi have no experience of direct involvement in company management, however we are of the view that they can appropriately perform their duties as External Directors, providing accurate advice on the Company’s management from a broad perspective not restricted to the Company’s industry.

3.	The Company has entered into agreements with Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi pursuant to Article 427(1) of the Companies Act of Japan to limit their liability as External Directors to the extent possible by law, and if their re-appointment is approved, the Company will continue these agreements for the limitation of the liability of these four individuals.

4.	During the terms of office of Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi, it was discovered that from September 2000 until February 2008, a business division of Kyushu Branch had been involved in circular transactions that included certain fictitious transactions of certain agriculture-related materials in the local market. In addition, in April 2009 it was discovered that a large part of Indonesia and other South East Asian countries-bound overseas trading transactions from April 2004 to August 2008 conducted by a business division of Performance Chemicals Business Unit was recorded inaccurately as purchase and sales transactions while in fact they had no underling trade. Each of External Directors routinely proposes various recommendations to strengthen internal control systems and compliance at the Board of Director meetings. Also, since the discovery of these events, each of External Directors has presented their opinion and made proposals for preventative measures and recommendations to further strengthen internal control systems.

5.	 Mr. Akishige Okada was a director of Sumitomo Mitsui Banking Corporation (“SMBC”) during the period April 2001 until June 2005. SMBC received and accepted from the Japan Fair Trade Commission in December 2005 the decision that part of its business infringed Article 19 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade of Japan and also received at administrative sanction in April 2006 from the Financial Services Agency of Japan.

‚ Mr. Akishige Okada serves as external director of Mitsui Life Insurance Company Limited (“Mitsui Life”) since June 2008. In accordance with a regulatory order by the Financial Services Agency in February 2007, Mitsui Life investigated its insurance policies under which benefits were paid between its fiscal years of 2001 and 2007. Mitsui Life discovered that additional payments were required, and reported the results of its investigation to the Financial Services Agency. As a result, on July 3, 2008, Mitsui Life received an order of improvement program from such agency pursuant to the Article 132 (1) of the Insurance Business Act. After Mr. Okada began serving as director, he promoted measures to prevent a reoccurrence, further compliance with the laws and regulations and fortify the internal controls through discussions at the meetings of its board of directors.

ƒ Mr. Hiroshi Hirabayashi serves as external director of Toshiba Corporation (“Toshiba”) since June 2007. In April 2009, Toshiba received an order of business suspension by the Ministry of Land, Infrastructure, Transport and Tourism pursuant to the Construction Business Act due to its violation against the anti-monopoly laws in connection with the bids of construction work of specific electronic equipment invited by the City of Sapporo from April 2003 through December 2005. He made contributions to the board of directors to further fortify compliance so as to prevent the reoccurrence.

6.	The eldest daughter of Mr. Hiroshi Hirabayashi works as an employee of the Company.

7.	The term of office at the closure of the 90th Ordinary General Meeting of Shareholders as External Directors are as follows:

Mr. Akishige Okada: 6 years

Ms. Nobuko Matsubara: 3 years

Mr. Ikujiro Nonaka: 2 years

Mr. Hiroshi Hirabayashi: 2 years

Item 3:	Election of One Corporate Auditor:

The terms of office of Mr. Tasuku Kondo and Mr. Ko Matsukata will expire at the conclusion of the 90th Ordinary General Meeting of Shareholders. We propose to elect one Corporate Auditor. We have obtained the consent of the Board of Corporate Auditors for the proposal. The proposed candidate is as follows:

Name (Date of Birth)	Information Regarding the Candidate’s Career, Position, Areas Overseen and Concurrent Representative Positions held in Other Organizations	Number of Company’s Shares Held
Hiroyasu Watanabe (Apr. 11, 1945)

-        Entered the Ministry of Finance in Jul. 1969.

-        Director-General, Nagoya Taxation Bureau, National Tax Agency in Jul. 1994.

-        Director-General of Kinki Finance Bureau in May. 1995.

-        Deputy Director-General, Tax Bureau, National Tax Agency in Jul. 1996.

-        Director-General, Tokyo Taxation Bureau, National Tax Agency in Jul. 1997.

-        Director-General, Customs and Tariff Bureau, Ministry of Finance in Jul. 1998.

-        President, Policy Research Institute, Ministry of Finance in Jun. 2000.

-        Commissioner, National Tax Agency in Jul. 2002.

-        Visiting Professor, University of Tokyo since Nov. 2003.

(Present Occupation)

-        Professor, Waseda University since Apr. 2004.

(Present Occupation)

-        External Corporate Auditor, NOMURA Co., Ltd. since May. 2006.

(Present Occupation)

-        External Corporate Auditor, NIPPON MINING HOLDINGS, INC. since Jul. 2007.

(Present Occupation)

0

Notes:

1.	Mr. Hiroyasu Watanabe is a candidate for External Corporate Auditor.

2.	Mr. Hiroyasu Watanabe is proposed for appointment as External Corporate Auditor in the view that he can provide his opinion objectively from an independent and neutral standpoint based upon his knowledge and experience acquired over the years as a specialist in tax practice in the Ministry of Treasury (formerly, the Ministry of Finance) and as a Professor in graduate school. Mr. Watanabe has no experience in company management; however we are of the view that he can appropriately perform his duties as an External Corporate Auditor, providing among other things valuable opinions and advice in relation to the Company’s management from a perspective not restricted to the Company’s industry, drawing upon his diverse experience.

3.	The Company plans to enter into an agreement with Mr. Hiroyasu Watanabe pursuant to Article 427(1) of the Companies Act of Japan to limit the liability as an External Corporate Auditor to extent possible by law.

Exercise of Voting Rights over the Internet, etc

Shareholders Exercising Voting Rights Over the Internet Are Asked to Kindly Note the Following Matters.

1.	The exercise of voting rights over the internet is only possible by using the voting website designated by the Company (http://www.web54.net). To exercise voting rights over the internet, please access this website, and following the instructions on the website. First, fill in the voting code that appears on the right of the voting card. Then, using the password that appears on the right of the voting card, set up a new password with which you as a shareholder may vote. For shareholders whom received this Notice of General Shareholders Meeting by email, the password field on the right of the voting card is shown as “********”. Please use the password which you set up when you registered your email address.

2.	Where voting over the internet, please vote before the deadline of 5:30pm on June 22, 2009 (Monday).

3.	Where votes have been cast several times over the internet, the vote cast last will be taken as the validly exercised vote.

4.	Where votes have been cast in duplicate on both the internet and by voting card, the vote which arrives at the Company latest (in time) will be taken as the validly exercised vote. Further, in the event that duplicated votes arrive to the Company on the same day, votes cast on the internet will be taken as the validly exercised votes.

5.	In order to use the internet voting website it may be necessary to incur internet service provider connection fees and communications fees to communication service providers (phone charges), which shall be borne by shareholders.

6.	Where shareholders access the internet from their workplace, there are cases where communications over the internet are restricted by the setting up of firewalls, etc. Please check with the relevant system manager.

Safe-keeping of Passwords

1.	Passwords provided at this time will only be valid for this Ordinary General Meeting of Shareholders.

2.	Passwords are the means by which persons exercising voting rights are confirmed as shareholders. Please keep passwords safe until the close of the Ordinary General Meeting of Shareholders. Further, the Company cannot respond to password enquiries by phone.

3.	Please note that if an incorrect password is entered more than a specified number of times, shareholders will be unable to access the main screen.

The Following System Specifications are Necessary in Order to Utilize the Voting Website

1. Access using a personal computer

(1)	The computer must be able to access the internet and use email.

(2)	The computer monitor resolution must be at least 800 x 600 (dots wide by long - SVGA).

(3)	The following applications must be installed on the computer:

•	Microsoft® Internet Explorer version 5.01 Service Pack 2 or above

•	Adobe® Reader® Reader™ Version 4.0 or above or Adobe® Reader® Version6.0 or above

(This will be necessary where shareholders refer to this “Notice of Ordinary General Meeting of Shareholders”, the “Ordinary General Meeting of Shareholders Reference Materials” and the enclosed “90th Business Report” on the internet.)

(Microsoft® and Internet Explorer, Adobe® Acrobat® Reader™ and Adobe® Reader®, are registered trade marks, trade marks or product names of respectively Microsoft Corporation and Adobe Systems Incorporated in U.S. and other countries.)

2. Access using a mobile phone or L-Mode terminal

The model must be installed with SSL communications capable of encrypted communication, and be able to receive the following services:

•	i-Mode

•	EZweb

•	Yahoo! Mobile

•	L-Mode

Use of the Platform for Electronic Exercise of Votes for Institutional Investors

Where institutional investors have made prior application for use of the platform for electronic exercise of votes operated by ICJ Ltd., they may, as an alternative to exercising voting rights on the internet as detailed above, use such platform as another way of exercising voting rights at the Company’s Ordinary General Meeting of Shareholders by electronically method.

Troubleshooting

1. For enquiries in relation to the operation of your computer concerning the exercise of voting rights on the internet, please contact the following:

The Chuo Mitsui Trust and Banking Company, Limited Securities support dedicated line

Phone: 0120 (65) 2031 (no charge)

(open 9am - 9pm, excluding Sat, Sun, Public and Year-End holidays)

2. For all other enquiries of a general nature (such as the registered address or registered shareholdings), please contact the following:

The Chuo Mitsui Trust and Banking Company, Limited Securities Administration Center

Phone: 0120 (78) 2031 (no charge)

(open 9am - 5pm, excluding Sat, Sun, Public and Year-End holidays)